SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                         WLR FOODS, INC.
                        (Name of Issuer)


                          COMMON STOCK
                          NO PAR VALUE
                 (Title of Class of Securities)


                           929286 10 2
                         (CUSIP NUMBER)


                 Cuddy International Corporation
                       465 Richmond Street
                            Suite 600
                         London, Ontario
                         N6A 5PA Canada
                      Attn:  Brian A. Cram
                     Tel No.: (519) 679-3971
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 26, 1994
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 929286 10 2
                               13D

1    NAME OF REPORTING CUDDY FARMS, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     North Carolina

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                      0
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                       1,183,339 shares
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                       0

                         10   SHARED DISPOSITIVE POWER
                                   1,183,339 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,183,339 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                          X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   9.7%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 929286 10 2
                               13D

1    NAME OF REPORTING CUDDY INTERNATIONAL CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                      0
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                       1,183,340 shares
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                       0

                         10   SHARED DISPOSITIVE POWER
                                   1,183,340 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,183,340 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                          X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   9.7%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 929286 10 2
                               13D

1    NAME OF REPORTING A.M. CUDDY
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                      0
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                       1,183,340 shares
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                       0

                         10   SHARED DISPOSITIVE POWER
                                    1,183,340 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,183,340 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                          X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   9.7%

14   TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5 of Schedule 13D dated July 27, 1994 is hereby amended to include the following:

Item 5.   Interest in Securities of the Company.

          (a)  On August 29, 1994, the Closing of the
transactions contemplated by the Asset Purchase Agreement occurred, and 1,183,333 Shares were issued by the Company to the Voting Trustee for the benefit of Cuddy under the Voting Trust Agreement. An additional 165,000 Shares could have been issued for the benefit of Cuddy under the Asset Purchase Agreement in connection with certain post-closing adjustments. On October 26, 1994, Cuddy, Cuddy International, the Company and Wampler-Longacre reached agreement on the post-closing adjustments and, as a result, the additional 165,000 Shares will not be issued and the cash portion of the purchase price was reduced by approximately $6.3 million. The Reporting Persons currently beneficially own the following numbers of Shares: Cuddy - 1,183,339 Shares; Cuddy International - 1,183,340 Shares; and A.M. Cuddy - 1,183,340 Shares, representing approximately 9.7% of the Shares of the Company outstanding. Each of the Reporting Persons shares the power to vote and to dispose of the Shares beneficially owned by him or it. Pursuant to the Asset Purchase Agreement, Peter A. W. Green, President and Chief Executive Officer of Cuddy International, has been elected a director of the Company.

          Except as set forth in this Item 5(a), neither the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto beneficially owns any Shares.

          (b) Except as set forth in Item 5(a), none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, currently has sole or shared power to vote and to dispose of any Shares.

          (c) Except as set forth in this Item 5(a) there have been no acquisitions of Shares by the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto since August 31, 1994.

          (d)  Inapplicable.

          (e)  Inapplicable.

                           SIGNATURES




          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1994


                              CUDDY FARMS, INC.


                              By:  /s/ A.M. Cuddy
                                   A.M. Cuddy, Chairman


                              CUDDY INTERNATIONAL CORPORATION


                              By:  /s/ A.M. Cuddy
                                   A.M. Cuddy, Chairman


                              A.M. CUDDY


                              /s/ A.M. Cuddy
                              A.M. Cuddy

                           SIGNATURES




          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1994


                              CUDDY FARMS, INC.


                              By:
                                   A.M. Cuddy, Chairman


                              CUDDY INTERNATIONAL CORPORATION


                              By:
                                   A.M. Cuddy, Chairman


                              A.M. CUDDY



                              A.M. Cuddy